FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of November 2009

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



November 10, 2009


--------------------------------------------------------------------------------

RICOH COMPANY, LTD.

Consolidated Financial Statements
For the six months ended September 30, 2009

This is an English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the six months ended September 30, 2009 pursuant to the Japanese Financial Instrument and Exchange Law.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED BALANCE SHEETS
September 30, 2009 and March 31, 2009

                                                                Millions of Yen
-------------------------------------------------------------------------------
                                                       September 30, March 31,
ASSETS                                                     2009        2009
-------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                               224,213     258,484
   Time deposits                                             2,190       2,043
   Trade receivables:
       Notes                                                43,074      45,781
       Accounts                                            415,595     460,519
       Less- Allowance for doubtful receivables            (21,211)    (21,533)
   Current maturities of long-term finance
     receivables, net                                      193,308     195,617
   Inventories:
       Finished goods                                       99,533     123,798
       Work in process and raw materials                    78,234      67,772
   Deferred income taxes and other                          67,957      79,385
-------------------------------------------------------------------------------
          Total current assets                           1,102,893   1,211,866
-------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                     45,364      45,693
   Buildings                                               238,806     235,905
   Machinery and equipment                                 636,984     613,879
   Construction in progress                                 32,963      23,459
-------------------------------------------------------------------------------
          Total                                            954,117     918,936
   Less- accumulated depreciation                         (684,820)   (649,600)
-------------------------------------------------------------------------------
          Net property, plant and equipment                269,297     269,336
-------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                      455,739     465,262
   Investment securities                                    54,236      47,815
   Investments in and advances to affiliates                 1,075       1,248
   Goodwill                                                241,526     250,330
   Other intangible assets                                 152,066     165,126
   Lease deposits and other                                100,144     102,512
-------------------------------------------------------------------------------
          Total investments and other assets             1,004,786   1,032,293
-------------------------------------------------------------------------------
Total                                                    2,376,976   2,513,495
-------------------------------------------------------------------------------

                                                                Millions of Yen
-------------------------------------------------------------------------------
                                                       September 30, March 31,
LIABILITIES AND SHAREHOLDERS' EQUITY                       2009        2009
-------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                   100,097     184,210
   Current maturities of long-term indebtedness            106,667      85,582
   Trade payables:
       Notes                                                12,202      12,914
       Accounts                                            231,539     272,499
   Accrued income taxes                                      9,475      10,317
   Accrued expenses and other                              197,430     207,969
-------------------------------------------------------------------------------
          Total current liabilities                        657,410     773,491
-------------------------------------------------------------------------------
Long-term liabilities:
   Long-term indebtedness                                  517,533     509,403
   Accrued pension and severance costs                     152,924     156,625
   Deferred income taxes and other                          43,671      49,626
-------------------------------------------------------------------------------
          Total long-term liabilities                      714,128     715,654
-------------------------------------------------------------------------------
Ricoh Shareholders' Equity:
   Common stock                                            135,364     135,364
   Additional paid-in capital                              186,083     186,083
   Retained earnings                                       806,628     815,725
   Accumulated other comprehensive loss                   (135,725)   (125,121)
   Treasury stock at cost                                  (36,706)    (36,678)
-------------------------------------------------------------------------------
          Total Ricoh shareholders' equity                 955,644     975,373
-------------------------------------------------------------------------------
Noncontrolling interest                                     49,794      48,977
-------------------------------------------------------------------------------
Total equity                                             1,005,438   1,024,350
-------------------------------------------------------------------------------
Total                                                    2,376,976   2,513,495
-------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENT OF INCOME
For the Six Months Ended September 30, 2008 and 2009

                                                                             Millions of Yen
--------------------------------------------------------------------------------------------
                                                      Six months ended     Six months ended
                                                     September 30, 2008   September 30, 2009
--------------------------------------------------------------------------------------------
Net Sales:
   Products                                                573,451             464,196
   Post sales and rentals                                  434,322             474,803
   Other revenue                                            58,154              49,792
--------------------------------------------------------------------------------------------
       Total                                             1,065,927             988,791
--------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                382,773             333,682
   Post sales and rentals                                  192,998             218,281
   Other revenue                                            46,812              38,626
--------------------------------------------------------------------------------------------
       Total                                               622,583             590,589
--------------------------------------------------------------------------------------------
       Gross profit                                        443,344             398,202
Selling, general and administrative expenses               378,268             384,207
--------------------------------------------------------------------------------------------
       Operating income                                     65,076              13,995
--------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                             (3,078)             (1,742)
   Interest expense                                          2,448               4,071
   Foreign currency exchange (gain) loss, net                1,279               4,863
   Other, net                                                5,552                  37
--------------------------------------------------------------------------------------------
       Total                                                 6,201               7,229
--------------------------------------------------------------------------------------------
Income before income taxes and equity in
  earnings of affiliates                                    58,875               6,766
Provision for income taxes:
   Current                                                  28,379               9,500
   Deferred                                                 (5,797)             (5,626)
--------------------------------------------------------------------------------------------
       Total                                                22,582               3,874
--------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                22                  12
Consolidated net income                                     36,315               2,904
--------------------------------------------------------------------------------------------
Net income attributable to noncontrolling
  interest                                                   1,970               1,096
--------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.              34,345               1,808
--------------------------------------------------------------------------------------------

                                                            Yen                  Yen
--------------------------------------------------------------------------------------------
Per share of common stock:
--------------------------------------------------------------------------------------------
   Basic                                                     47.56                2.49
   Diluted                                                   46.28                2.41
--------------------------------------------------------------------------------------------
   Cash dividends paid per share                             17.00               15.00
--------------------------------------------------------------------------------------------
Per American Depositary Share, each
  representing 5 shares of common stock:
--------------------------------------------------------------------------------------------
   Basic                                                    237.80               12.45
   Diluted                                                  231.40               12.05
--------------------------------------------------------------------------------------------
   Cash dividends paid per share                             85.00               75.00
--------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

For the Three Months Ended September 30, 2008 and 2009

                                                                           Millions of Yen
------------------------------------------------------------------------------------------
                                                     Three months ended Three months ended
                                                     September 30, 2008 September 30, 2009
------------------------------------------------------------------------------------------
Net Sales:
   Products                                               297,966            238,884
   Post sales and rentals                                 213,278            233,425
   Other revenue                                           33,109             25,093
------------------------------------------------------------------------------------------
       Total                                              544,353            497,402
------------------------------------------------------------------------------------------
Cost of sales:
   Products                                               207,523            174,631
   Post sales and rentals                                  94,557            105,207
   Other revenue                                           27,326             19,667
------------------------------------------------------------------------------------------
       Total                                              329,406            299,505
------------------------------------------------------------------------------------------
       Gross profit                                       214,947            197,897
Selling, general and administrative expenses              189,621            189,978
------------------------------------------------------------------------------------------
       Operating income                                    25,326              7,919
------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                            (1,790)            (1,159)
   Interest expense                                         1,379              1,968
   Foreign currency exchange (gain) loss, net               4,214              3,919
   Other, net                                               6,383               (160)
------------------------------------------------------------------------------------------
       Total                                               10,186              4,568
------------------------------------------------------------------------------------------
Income before income taxes and equity in
  earnings of affiliates                                   15,140              3,351
Provision for income taxes:
   Current                                                  8,900              3,488
   Deferred                                                (3,143)            (1,493)
------------------------------------------------------------------------------------------
       Total                                                5,757              1,995
------------------------------------------------------------------------------------------
Equity in earnings of affiliates                               15                  8
Consolidated net income                                     9,398              1,364
------------------------------------------------------------------------------------------
Net income attributable to noncontrolling
  interest                                                    796                459
------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.              8,602                905
------------------------------------------------------------------------------------------

                                                            Yen                Yen
------------------------------------------------------------------------------------------
Per share of common stock:
------------------------------------------------------------------------------------------
   Basic                                                    11.89               1.25
   Diluted                                                  11.57               1.21
------------------------------------------------------------------------------------------
   Cash dividends paid per share                               --                 --
------------------------------------------------------------------------------------------
Per American Depositary Share, each
  representing 5 shares of common stock:
------------------------------------------------------------------------------------------
   Basic                                                    59.45               6.25
   Diluted                                                  57.85               6.05
------------------------------------------------------------------------------------------
   Cash dividends paid per share                               --                 --
------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Six Months Ended September 30, 2008 and 2009

                                                                              Millions of Yen
---------------------------------------------------------------------------------------------
                                                         Six months ended   Six months ended
                                                        September 30, 2008 September 30, 2009
---------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Consolidated net income                                    36,315              2,904
   Adjustments to reconcile net income to net
     cash provided by operating activities-
       Depreciation and amortization                          48,742             48,821
       Equity in earnings of affiliates, net of
         dividends received                                      (22)               (12)
       Deferred income taxes                                  (5,797)            (5,626)
       Losses on disposals and sales of
         property, plant and equipment                           760                341
       Pension and severance costs, less payment               1,245             (1,274)
       Changes in assets and liabilities, net
         of effects from acquisition-
          Decrease in trade receivables                        4,719             41,056
          (Increase) Decrease in inventories                 (15,586)            10,769
          (Increase) Decrease in finance
            receivables                                      (16,240)            11,827
          Decrease in trade payables                         (33,167)           (37,705)
          Decrease in accrued income taxes and
            accrued expenses and other                        (9,550)            (2,258)
       Other, net                                              9,681             14,379
---------------------------------------------------------------------------------------------
          Net cash provided by operating
            activities                                        21,100             83,222
---------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and
     equipment                                                    73                752
   Expenditures for property, plant and
     equipment                                               (46,965)           (38,461)
   Payments for purchases of available-for-sale
     securities                                                 (909)              (684)
   Proceeds from sales of available-for-sale
     securities                                                  253                910
   Increase in time deposits, net                             (1,047)              (292)
   Purchase of business, net of cash acquired                 (4,717)            (4,760)
   Other, net                                                (12,328)           (10,945)
---------------------------------------------------------------------------------------------
          Net cash used in investing activities              (65,640)           (53,480)
---------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                       25,329             32,449
   Repayment of long-term indebtedness                       (37,243)           (38,739)
   Increase (Decrease) in short-term
     borrowings, net                                          58,981            (79,124)
   Proceeds from issuance of long-term debt
     securities                                                   --             35,000
   Dividends paid                                            (12,256)           (10,885)
   Payment for purchase of treasury stock                       (317)               (82)
   Other, net                                                   (312)              (247)
---------------------------------------------------------------------------------------------
          Net cash provided by (used in)
            financing activities                              34,182            (61,628)
---------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
  CASH EQUIVALENTS                                              (575)            (2,385)
---------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                    (10,933)           (34,271)
---------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR               170,607            258,484
---------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                   159,674            224,213
---------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 93 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements" (Cabinet office Ordinance No.64, 2007), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the six months ended September 30, 2009 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles.

(A) PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity as defined by the FASB Accounting Standards Codification ("ASC") 810, "Consolidation" (former EITF Issue No.46, revised December 2003), are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20 to 50% ownership) are accounted for on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to September 30.

(B) REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided,
(3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales is recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five-years, however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in ASC 605, "Revenue Recognition" (former EITF Issue No.00-21). Pursuant to ASC 605, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as other revenue over the life of each respective lease using the interest method.

(C) FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each end of the period, and income and expenses are translated at the average rates of exchange prevailing during each period. The resulting translation adjustments are included as a part of accumulated other comprehensive income
(loss) in Ricoh shareholders' equity.

All foreign currency transaction gains and losses are included in other income and expense in the period incurred.

(D) CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase such as time deposits and short-term investment securities which are available-for sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds.

(E) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 7, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

In accordance with ASC 815, "Derivatives and Hedging" (former SFAS No. 133, 138, 149 and 161) as amended, Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the change in fair value of the hedged item. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F) ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts of which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G) SECURITIES

Ricoh applies ASC 320, "Debt and Equity Securities" (former SFAS No.115), which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of September 30, 2009 and March 31, 2009, Ricoh's investments in debt and marketable equity securities are classified as trading or available-for-sale securities. Trading securities are reported at fair value with gains and losses recognized in current earnings. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: length of time and extent of decline, financial condition and near term prospects of issuer and intent and ability of Ricoh to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Investments in affiliated companies over which Ricoh has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and are stated at cost unless indication of impairment exist, which require the investment to be written down to its estimated fair value.

(H) INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I) PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J) CAPITALIZED SOFTWARE COSTS

In accordance with ASC 350 (former Statement of Position ("SOP") 98-1) Ricoh capitalizes qualifying cost of computer software. Costs incurred during the application development stage as well as upgrades and enhancements that results in additional functionality are capitalized. The capitalized software is amortized on a straight line basis over their estimated useful lives.

(K) GOODWILL AND OTHER INTANGIBLE ASSETS

ASC 805, "Business Combinations" (former SFAS No. 141R) requires the use of the acquisition method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. ASC 350, "Goodwill and Other Intangible Assets" (former SFAS No.142) eliminates the amortization of goodwill and instead requires goodwill to be tested at least annually for impairment. ASC 350 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified in accordance with ASC 360, "Property, Plant, and Equipment" (former SFAS No.144). Other intangible assets with definite useful lives, consisting primarily of software, patents, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite.

(L) PENSION AND RETIREMENT ALLOWANCES PLANS

The measurement of pension costs and liabilities is determined in accordance with ASC 715, "Retirement Benefits" (former SFAS No.87 and SFAS No.158). Under ASC 715 (former SFAS 158), Ricoh recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension fund plans on the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M) INCOME TAXES

In accordance with ASC 740, "Income Taxes" (former SFAS No.109), income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled.

Ricoh applies ASC 740 (former FIN 48), and Ricoh recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statement of income.

(N) RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O) SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income.

(P) IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q) EARNINGS PER SHARE

Basic net income attributable to Ricoh Company, Ltd. per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. The calculation of diluted net income attributable to Ricoh Company, Ltd. per common share is similar to the calculation of basic net income attributable to Ricoh Company, Ltd. per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R) NON-CASH TRANSACTIONS

The following non-cash transactions for the six months ended September 30, 2008 have been excluded from the consolidated statements of cash flows:

                                                 Millions of Yen
----------------------------------------------------------------
                                               Six months ended
                                              September 30, 2008
----------------------------------------------------------------
Issuance of treasury stock in exchange for
  subsidiary's stock                                9,138
----------------------------------------------------------------

The following non-cash transactions for the six months ended September 30, 2009 have been excluded from the consolidated statements of cash flows:

                                                 Millions of Yen
----------------------------------------------------------------
                                               Six months ended
                                              September 30, 2009
----------------------------------------------------------------
Debt assumed in connection with business
  acquisition                                       3,941
----------------------------------------------------------------

(S) USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ricoh has identified seven areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, uncertain tax positions, realizability of deferred tax assets, the valuation of assets and liabilities in purchase business combinations and pension accounting.

(T) RECENTLY ADOPTED NEW ACCOUNTING STANDARDS

In June 2009, FASB issued ASC 105, "Generally Accepted Accounting Principles" (former SFAS No.168) in this first half. ASC 105 reduced the hierarchy of generally accepted accounting principles from traditional four levels to two levels: authoritative (ASC) and nonauthoritative. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and was adopted by Ricoh in the second quarter beginning July 1, 2009. The adoption of ASC 105 did not have a material effect on Ricoh's consolidated financial position or results of operations.

In December 2007, the FASB issued ASC 805 "Business Combinations" (former SFAS No.141R). ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. ASC 805 is effective for fiscal years beginning on or after December 15, 2008 and was adopted by Ricoh in the first quarter beginning April 1, 2009. The adoption of ASC 805 did not have a material effect on Ricoh's consolidated financial position or results of operations.

In December 2007, the FASB issued ASC 810 "Consolidation", (former SFAS No.160). This statement requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. ASC 810 also requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of ASC 810, Ricoh will adopt ASC 810 in fiscal year 2009 via retrospective application of the presentation and disclosure requirements. In accordance with ASC 810, noncontrolling interest which were previously referred to as minority interests and classified between total liabilities and shareholders' investment on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interest. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements of cash flows have been reclassified or adjusted to conform to ASC 810.

In May 2009, the FASB issued ASC 855 "Subsequent Events", (former SFAS No.165). ASC 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date - that is, whether that date represents the date the financial statements were issued or were available to be issued. ASC 855 is effective for fiscal years ended after June 15, 2009, and interim periods within those fiscal years. ASC 855 was be adopted by Ricoh in the first quarter beginning April 1, 2009. The adoption of ASC 855 did not have any effect on Ricoh's consolidated financial position or results of operations.

In April 2008, the FASB finalized ASC 350, (former FSP 142-3). The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. ASC 350 is effective for fiscal years beginning after December 15, 2008, and was adopted by Ricoh in the first quarter beginning April 1, 2009. The adoption of ASC 350 did not have a material effect on Ricoh's consolidated financial position or results of operations.

(U) NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In June 2009, the FASB issued SFAS No.166, "Accounting for Transfers of Financial Assets-an amendment of FASB Statement No.140." This statement eliminates the concept of a qualifying special-purpose entity ("QSPE"), establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured, removes the guaranteed mortgage securitization recharacterization provisions and requires additional disclosures. SFAS 166 is effective for fiscal years beginning after November 15, 2009 and for subsequent interim and annual reporting periods. SFAS 166 will be adopted by Ricoh in the first quarter beginning April 1, 2010. Ricoh is currently evaluating the effect that the adoption of SFAS 166 will have on its consolidated results of operations and financial condition.

In June 2009, the FASB issued SFAS No.167, "Amendments to FASB Interpretation No.46(R)". This statement requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a VIE's primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. SFAS 167 is effective for fiscal years beginning after November 15, 2009 and for subsequent interim and annual reporting periods. Earlier application is prohibited. SFAS 167 will be adopted by Ricoh in the first quarter beginning April 1, 2010. Ricoh is currently evaluating the effect that the adoption of SFAS 167 will have on its consolidated results of operations and financial condition.

In December 2008, the FASB issued ASC 715, "Retirement Benefits" (former FSP No. FAS 132(R)-1). ASC 715 requires additional disclosures about assets held in an employer's defined benefit pension or other postretirement plan. ASC 715 is effective for fiscal years ending after December 15, 2009 and will be adopted by Ricoh in the fiscal year ending
March 31, 2010. Ricoh is currently evaluating the requirements of these additional disclosures, but does not expect the adoption of ASC 715 to have an impact on its consolidated results of operations and financial condition.

In August 2009, the FASB issued Accounting Standard Update ("ASU") 2009-05 "Measuring Liabilities at Fair Value" This ASU provides further guidance on how to measure the fair value of a liability. This ASU is effective for the first reporting period (including interim periods) beginning after issuance. This ASU will be adopted by Ricoh in the third quarter beginning October 1, 2009. Ricoh is currently evaluating the effect that the adoption of this ASU will have on its consolidated results of operations and financial condition.

In September 2009, the FASB issued ASU 2009-12 "Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)". This ASU allows reporting entities to use net asset value per share to estimate the fair value of these investments as a practical expedient. This ASU is effective for interim and annual periods ending after December 15, 2009. This ASU will be adopted by Ricoh in the third quarter beginning October 1, 2009. Ricoh is currently evaluating the effect of this ASU on its consolidated results of operations and financial condition but does not expect the effect to be material.

In October 2009, the FASB issued ASU 2009-13 "Multiple-Deliverable Revenue Arrangements". This ASU eliminates the residual method of revenue recognition and allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence
(VSOE) or third-party evidence (TPE) is unavailable. This ASU is effective for fiscal years beginning on or after June 15, 2010 and early adoption is permitted. If Ricoh does not elect early adoption, this ASU will be adopted by Ricoh in the first quarter beginning April 1, 2011. Ricoh is currently evaluating the effect that the adoption of this ASU will have on its consolidated results of operations and financial condition.

In October 2009, the FASB issued ASU 2009-14 "Certain Revenue Arrangements That Include Software Elements". This ASU amends the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. This ASU is effective for fiscal years beginning on or after June 15, 2010 and early adoption is permitted. If Ricoh does not elect early adoption, this ASU will be adopted by Ricoh in the first quarter beginning April 1, 2011. Ricoh is currently evaluating the effect that the adoption of this ASU will have on its consolidated results of operations and financial condition.

(V) RECLASSIFICATIONS

Certain reclassifications have been made to the prior year's consolidated financial statement to confirm with the presentation used for the six months ended September 30, 2009.

In accordance ASC 810, "Consolidation" (former SFAS No.160), noncontrolling interest which were previously referred to as minority interests and classified between total liabilities and shareholders' investment on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interest.

Purchase of business, net of cash acquired which was included in other, net of "CASH FLOWS FROM INVESTING ACTIVITIES" on the consolidated statements of cash flows for the six months ended September 30, 2008, are shown separately from the six months ended September 30, 2009.

2. SECURITIES

Marketable securities and investment securities as of September 30, 2009 and March 31, 2009 consist of the following:

                                                                Millions of Yen
-------------------------------------------------------------------------------
                                            September 30, 2009   March 31, 2009
-------------------------------------------------------------------------------
Marketable securities:
   Trading securities                                 --                725
-------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                  52,762             46,341
   Non-marketable equity securities                1,474              1,474
-------------------------------------------------------------------------------
                                                  54,236             47,815
-------------------------------------------------------------------------------

The current and non-current security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of September 30, 2009 and March 31, 2009 are as follows:

                                                                                                       Millions of Yen
----------------------------------------------------------------------------------------------------------------------
                                                   September 30, 2009                       March 31, 2009
----------------------------------------------------------------------------------------------------------------------
                                                  Gross        Gross                      Gross        Gross
                                                unrealized   unrealized                 unrealized   unrealized
                                                 holding      holding   Fair             holding      holding   Fair
                                          Cost    gains        losses   value     Cost    gains        losses   value
----------------------------------------------------------------------------------------------------------------------
Non-current:
   Equity securities                     42,458   8,852         408     50,902   43,002   2,650         590     45,062
   Corporate debt securities              1,756     104          --      1,860    1,279       0          --      1,279
----------------------------------------------------------------------------------------------------------------------
                                         44,214   8,956         408     52,762   44,281   2,650         590     46,341
----------------------------------------------------------------------------------------------------------------------

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2009 are as follows:

                                                                                   Millions of Yen
--------------------------------------------------------------------------------------------------
                               Less than 12 months   12 months or longer            Total
--------------------------------------------------------------------------------------------------
                                         Gross                 Gross
                                       unrealized            unrealized
                               Fair     holding      Fair     holding      Fair  Gross unrealized
                               value     losses      value     losses      value  holding losses
--------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities           1,282      258        1,013      150        2,295        408
--------------------------------------------------------------------------------------------------

Ricoh judged the decline in fair value of investment securities at yearend to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

The contractual maturities of debt securities classified as available-for-sale as of September 30, 2009 are as follows:

                                                             Millions of Yen
----------------------------------------------------------------------------
                                                                     Fair
                                                             Cost    value
----------------------------------------------------------------------------
Due after one year through five years                          398     406
Over five years                                              1,358   1,454
----------------------------------------------------------------------------
                                                             1,756   1,860
----------------------------------------------------------------------------

Proceeds from the sales of available-for-sale securities were Yen 253 million and Yen 910 million for the six months ended September 30, 2008 and 2009, respectively.

There were no significant realized gains or losses on sales of available-for-sale securities for the six months ended September 30, 2008 and 2009.

There were no significant realized gains or losses on valuation of available-for-sale securities for the six months ended September 30, 2008 and 2009.

3.  INCOME TAXES

The effective tax rate was approximately 57 percent as of September 30, 2009. The rate differed from the approximately 41 percent statutory tax rate due primarily to the net increase in valuation allowance for deferred tax assets.

4.  EQUITY

The change in Ricoh shareholders' equity, noncontrolling interest and total equity for the six months ended September 30, 2008 and 2009 is as follow:

Ricoh adopted the measurement date provisions of ASC 715, "Retirement Benefits" (former SFAS 158) on April 1, 2008. The adoption of the measurement date provisions resulted in adjustments to change in Ricoh shareholders' equity and total equity as of April 1, 2008.

                                                                                                         Millions of Yen
------------------------------------------------------------------------------------------------------------------------
                                                    Six months ended                        Six months ended
                                                   September 30, 2008                      September 30, 2009
------------------------------------------------------------------------------------------------------------------------
                                             Ricoh                                   Ricoh
                                         Shareholders' Noncontrolling   Total    Shareholders' Noncontrolling   Total
                                            Equity        Interest      Equity      Equity        Interest      Equity
------------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period                1,080,196       58,283     1,138,479     975,373        48,977     1,024,350
------------------------------------------------------------------------------------------------------------------------
   Cumulative effect of adjustment from
     applying measurement date
     provisions of ASC 715, net of tax          (649)          --          (649)         --            --            --
------------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period as adjusted    1,079,547       58,283     1,137,830     975,373        48,977     1,024,350
------------------------------------------------------------------------------------------------------------------------
   Net income                                 34,345        1,970        36,315       1,808         1,096         2,904
   Unrealized gains on securities             (1,385)         (10)       (1,395)      3,651            32         3,683
   Pension liability adjustments                (288)          77          (211)      1,086             5         1,091
   Unrealized gains (losses) on
     derivatives                                 420           55           475        (413)            3          (410)
   Foreign currency translation
     adjustments                              (7,430)        (108)       (7,538)    (14,928)          (43)      (14,971)
------------------------------------------------------------------------------------------------------------------------
Comprehensive income                          25,662        1,984        27,646      (8,796)        1,093        (7,703)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Cash dividends on Common stock                                  (12,256)      --    (12,256) (10,885)     --    (10,885)
Distributions to Noncontrolling interest                             --     (407)      (407)      --    (282)      (282)
Payment to acquire Treasury stock                                 9,222       --      9,222      (28)     --        (28)
Wholly owned subsidiaries                                            --  (10,516)   (10,516)      --      --         --
Other                                                              (331)     (62)      (393)     (20)      6        (14)
------------------------------------------------------------------------------------------------------------------------
Equity, End of Period                                         1,101,844   49,282  1,151,126  955,644  49,794  1,005,438
------------------------------------------------------------------------------------------------------------------------

5.  DIVIDENDS

Cash dividends paid during the six months ended September 30, 2009 is as follows:

Resolved at the General meetings of Shareholders on June 25, 2009
-------------------------------------------------------------------
   Total amount of dividends (millions of yen)              10,885
   Dividend per share of common stock (yen)                  15.00
   Record date                                      March 31, 2009
   Effective date                                    June 26, 2009
   Resource for dividend                         Retained earnings
-------------------------------------------------------------------

Cash dividends to be paid for the six months ended September 30, 2009, of which effective date is after September 30, 2009.

Resolved at the Board meeting on October 27, 2009
-------------------------------------------------------------------
   Total amount of dividends (millions of yen)               11,973
   Dividend per share of common stock (yen)                   16.50
   Record date                                   September 30, 2009
   Effective date                                  December 1, 2009
   Resource for dividend                          Retained earnings
-------------------------------------------------------------------

6.  PER SHARE DATA

Ricoh shareholders' equity per share was Yen 1,316.96 and Yen 1,344.08 as of September 30, 2009 and March 31, 2009, respectively. Dividends per share shown in the consolidated statement of income are computed based on dividends paid for the six months ended September 30, 2009 and the year ended March 31, 2009.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income attributable to Ricoh Company, Ltd. are as follows:

                                                            Thousands of shares
-------------------------------------------------------------------------------
                                         Six months ended     Six months ended
                                        September 30, 2008   September 30, 2009
-------------------------------------------------------------------------------
Weighted average number of shares of
  common stock outstanding                   722,136              725,661
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
- Due December 2011                           19,741               19,741
-------------------------------------------------------------------------------
Diluted shares of common stock
  outstanding                                741,877              745,402
-------------------------------------------------------------------------------

                                                                         Millions of Yen
----------------------------------------------------------------------------------------
                                                  Six months ended     Six months ended
                                                 September 30, 2008   September 30, 2009
----------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.         34,345               1,808
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
  - Due December 2011                                     (13)                (13)
----------------------------------------------------------------------------------------
Diluted net income                                     34,332               1,795
----------------------------------------------------------------------------------------

                                                                   Yen
----------------------------------------------------------------------------------------
                                                  Six months ended     Six months ended
                                                 September 30, 2008   September 30, 2009
----------------------------------------------------------------------------------------
Earnings per share:
   Basic                                               47.56                 2.49
   Diluted                                             46.28                 2.41
----------------------------------------------------------------------------------------

                                                                     Thousands of shares
----------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended
                                                 September 30, 2008   September 30, 2009
----------------------------------------------------------------------------------------
Weighted average number of shares of
  common stock outstanding                            723,339              725,652
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
  - Due December 2011                                  19,741               19,741
----------------------------------------------------------------------------------------
Diluted shares of common stock outstanding            743,080              745,393
----------------------------------------------------------------------------------------

                                                                         Millions of Yen
----------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended
                                                 September 30, 2008   September 30, 2009
----------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.         8,602                 905
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
  - Due December 2011                                     (6)                 (6)
----------------------------------------------------------------------------------------
Diluted net income                                     8,596                 899
----------------------------------------------------------------------------------------

                                                                   Yen
----------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended
                                                 September 30, 2008   September 30, 2009
----------------------------------------------------------------------------------------
Earnings per share:
   Basic                                               11.89                 1.25
   Diluted                                             11.57                 1.21
----------------------------------------------------------------------------------------

7.  DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the six months ended September 30, 2009 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income
(loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the six months ended September 30, 2009 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen 186 million of the balance of accumulated other comprehensive loss as of September 30, 2009.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of income.

Contract amounts of derivative instruments at September 30, 2009 are shown in the following tables:

September 30, 2009                                 Millions of Yen
------------------------------------------------------------------
Interest rate swap agreements                          315,607
Foreign currency contracts                              99,310
Foreign currency options                                10,170
------------------------------------------------------------------

The location and fair value amounts of derivatives in consolidated balance sheet are shown in the following tables:

Derivatives designated as hedging instruments under ASC 815

                                                                           Millions of Yen
-------------------------------------------------------------------------------------------
                                             Current                    Long-term
-------------------------------------------------------------------------------------------
                                    Balance Sheet                Balance Sheet
                                       Location      Fair Value    Location      Fair Value
-------------------------------------------------------------------------------------------
Asset Derivatives
   Interest rate swap agreements   Deferred income              Lease deposits
                                   taxes and other       6         and other          84
-------------------------------------------------------------------------------------------
Liability Derivatives
   Interest rate swap agreements   Accrued expenses             Deferred income
                                      and other          6      taxes and other    1,676
-------------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments under ASC 815

                                                                           Millions of Yen
-------------------------------------------------------------------------------------------
                                             Current                    Long-term
-------------------------------------------------------------------------------------------
                                    Balance Sheet                Balance Sheet
                                       Location      Fair Value    Location      Fair Value
-------------------------------------------------------------------------------------------
Asset Derivatives
   Foreign currency contracts      Deferred income     1,351    Lease deposits      234
   Foreign currency options        taxes and other       279       and other         --
-------------------------------------------------------------------------------------------
   Total                                               1,630                        234
-------------------------------------------------------------------------------------------
Liability Derivatives
   Interest rate swap agreements   Accrued expenses       --    Deferred income     339
   Foreign currency contracts         and other        1,466    taxes and other     225
   Foreign currency options                               57                         --
-------------------------------------------------------------------------------------------
   Total                                               1,523                        564
-------------------------------------------------------------------------------------------

                                                   Millions of Yen
------------------------------------------------------------------
                                                     Fair Value
------------------------------------------------------------------
Total Asset Derivatives                                 1,954
Total Liability Derivatives                             3,769
------------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the six months ended September 30, 2009 are shown in the following tables:

Derivatives designated as hedging instruments under ASC 815

                                                                                                     Millions of Yen
--------------------------------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI    Gain or (Loss) Reclassified from    Gain or (Loss) Recognized
                                  on Derivative      Accumulated OCI Into Income          in Income on Derivative
                               (Effective Portion)     (Effective Portion)                 (Ineffective Portion)
--------------------------------------------------------------------------------------------------------------------
                                     Amount              Location          Amount       Location       Amount
--------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements         (450)          Interest expense       (37)           --            --
--------------------------------------------------------------------------------------------------------------------

                                                                               Millions of Yen
----------------------------------------------------------------------------------------------
                               Gain or (Loss) Recognized in    Gain or (Loss) on Hedged Item
                                Income on Derivative                Recognized in Income
----------------------------------------------------------------------------------------------
                                  Location        Amount          Location         Amount
----------------------------------------------------------------------------------------------
Fair value hedge
Interest rate swap agreements  Interest income     111        Interest expense      (184)
----------------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments under ASC 815

                                                 Millions of Yen
----------------------------------------------------------------
                                            Location      Amount
----------------------------------------------------------------
Interest rate swap agreements            Other (income)    (156)
Foreign currency contracts                  expenses      1,737
Foreign currency options                                  1,665
----------------------------------------------------------------
Total                                                     3,246
----------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the three months ended September 30, 2009 are shown in the following tables:

Derivatives designated as hedging instruments under ASC 815

                                                                                                  Millions of Yen
-----------------------------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI    Gain or (Loss) Reclassified from   Gain or (Loss) Recognized
                                  on Derivative      Accumulated OCI Into Income        in Income on Derivative
                               (Effective Portion)     (Effective Portion)               (Ineffective Portion)
-----------------------------------------------------------------------------------------------------------------
                                     Amount              Location          Amount       Location      Amount
-----------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements          (84)          Interest expense       (22)           --           --
-----------------------------------------------------------------------------------------------------------------

                                                                               Millions of Yen
----------------------------------------------------------------------------------------------
                               Gain or (Loss) Recognized in    Gain or (Loss) on Hedged Item
                               Income on Derivative                 Recognized in Income
----------------------------------------------------------------------------------------------
                                  Location        Amount          Location         Amount
----------------------------------------------------------------------------------------------
Fair value hedge
Interest rate swap agreements  Interest income      59        Interest expense       (92)
----------------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments under ASC 815

                                                Millions of Yen
---------------------------------------------------------------
                                            Location    Amount
---------------------------------------------------------------
Interest rate swap agreements            Other (income)   (179)
Foreign currency contracts                  expenses     1,507
Foreign currency options                                   621
---------------------------------------------------------------
Total                                                    1,949
---------------------------------------------------------------

8.  COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable for certain guarantees including employees housing loans of Yen 261 million as of September 30, 2009.

As of September 30, 2009 the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

9.  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate fair values because of the short maturities of these instruments.

(B) MARKETABLE SECURITIES AND INVESTMENT SECURITIES

The fair value of the marketable securities and investment securities is principally based on quoted market price.

(C) INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity.

(D) LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.

(E) INTEREST RATE SWAP AGREEMENTS

The fair value of interest rate swap agreements is estimated by obtaining quotes from brokers.

(F) FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of September 30, 2009 and March 31, 2009 are summarized as follows:

                                                         Millions of Yen
------------------------------------------------------------------------
                                September 30, 2009     March 31, 2009
------------------------------------------------------------------------
                               Carrying  Estimated  Carrying  Estimated
                                amount   fair value  amount   fair value
------------------------------------------------------------------------
Marketable securities and
  Investment securities          54,236     54,236    48,540     48,540
Installment loans                64,501     64,510    60,781     60,754
Long-term indebtedness         (517,533)  (512,429) (509,403)  (500,774)
Interest rate swap
  agreements, net                (1,931)    (1,931)   (1,031)    (1,031)
Foreign currency contracts,
  net                              (106)      (106)   (2,994)    (2,994)
Foreign currency options, net       222        222    (1,443)    (1,443)
------------------------------------------------------------------------

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

10. FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurements and Disclosures" (former SFAS No.157), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value.

Ricoh adopted ASC 820 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis in the first quarter beginning April 1, 2009.

During the six months ended September 30, 2009, there were no circumstances that required any nonfinancial assets or nonfinancial liabilities that are not measured at fair value in the financial statements on a nonrecurring basis.

The three levels of inputs used to measure fair value are as follows:

Level 1 -  Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 -  Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 -  Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following table presents the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2009 and March 31, 2009.

                                                          Millions of Yen
-------------------------------------------------------------------------
                                              September 30, 2009
-------------------------------------------------------------------------
                                     Level 1   Level 2   Level 3   Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities     51,543        --        --    51,543
   Derivative instruments                --     1,954        --     1,954
   Other investments                     --        --     4,291     4,291
-------------------------------------------------------------------------
       Total assets                  51,543     1,954     4,291    57,788
-------------------------------------------------------------------------
Liabilities:
   Derivatives instruments               --     3,769        --     3,769
-------------------------------------------------------------------------
       Total liabilities                 --     3,769        --     3,769
-------------------------------------------------------------------------

                                                          Millions of Yen
-------------------------------------------------------------------------
                                                March 31, 2009
-------------------------------------------------------------------------
                                     Level 1   Level 2   Level 3   Total
-------------------------------------------------------------------------
Assets:
   Trading and
     Available-for-sale
     securities                      45,761        --        --    45,761
   Derivative instruments                --     1,359        --     1,359
   Other investments                     --        --     4,293     4,293
-------------------------------------------------------------------------
       Total assets                  45,761     1,359     4,293    51,413
-------------------------------------------------------------------------
Liabilities:
   Derivatives instruments               --     6,827        --     6,827
-------------------------------------------------------------------------
       Total liabilities                 --     6,827        --     6,827
-------------------------------------------------------------------------

Trading and Available-for-sale securities

Trading and Available-for-sale securities classified Level 1 in the fair value hierarchy contains marketable securities and bonds. Marketable securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Other investments

Other investments classified as Level 3 in the fair value hierarchy represent the retained interests in securitizations of finance lease receivables in which Ricoh valued using cash flows discounted by an estimated interest rate reflecting underlying risks. The following table presents a reconciliation of activity for such retained interests on a net basis.

                                                                      Millions of Yen
-------------------------------------------------------------------------------------
                                                                    Six months ended
Other investments                                                  September 30, 2009
-------------------------------------------------------------------------------------
Balance at beginning of period                                           4,293
   Total gains or losses (realized and unrealized)
       Included in net income                                               --
       Included in other comprehensive income (loss)                        --
   Sales, collections and repurchases, net                                  (2)
-------------------------------------------------------------------------------------
Balance at end of period                                                 4,291
-------------------------------------------------------------------------------------

                                                                      Millions of Yen
-------------------------------------------------------------------------------------
                                                                   Three months ended
Other investments                                                  September 30, 2009
-------------------------------------------------------------------------------------
Balance at beginning of period                                           4,289
   Total gains or losses (realized and unrealized)
       Included in net income                                               --
       Included in other comprehensive income (loss)                        --
   Sales, collections and repurchases, net                                   2
-------------------------------------------------------------------------------------
Balance at end of period                                                 4,291
-------------------------------------------------------------------------------------

11. SEGMENT INFORMATION

The operating segments presented below are the segments of Ricoh for which separate financial information is available and for which a measure of profit or loss is evaluated regularly by Ricoh's management in deciding how to allocate resources and in assessing performance.

(A) OPERATING SEGMENT INFORMATION

                                                                Millions of Yen
-------------------------------------------------------------------------------
                                         Six months ended     Six months ended
                                        September 30, 2008   September 30, 2009
-------------------------------------------------------------------------------
Sales-
   Imaging & Solutions                        919,772             875,129
   Industrial Products                         70,134              53,242
   Other                                       78,314              62,461
   Intersegment transaction                    (2,293)             (2,041)
-------------------------------------------------------------------------------
   Consolidated                             1,065,927             988,791
-------------------------------------------------------------------------------
Operating Income(Loss)-
   Imaging & Solutions                         98,203              51,553
   Industrial Products                            776                (767)
   Other                                        1,518              (1,097)
   Elimination                                     (1)                (11)
   Unallocated expense                        (35,483)            (35,683)
-------------------------------------------------------------------------------
   Consolidated                                65,076              13,995
-------------------------------------------------------------------------------
Other, net                                     (6,201)             (7,229)
-------------------------------------------------------------------------------
Income before Income Taxes and Equity
  in Earnings of Affiliates                    58,875               6,766
-------------------------------------------------------------------------------

                                                                Millions of Yen
-------------------------------------------------------------------------------
                                        Three months ended   Three months ended
                                        September 30, 2008   September 30, 2009
-------------------------------------------------------------------------------
Sales-
   Imaging & Solutions                       464,514              438,309
   Industrial Products                        35,881               27,594
   Other                                      45,093               32,646
   Intersegment transaction                   (1,135)              (1,147)
-------------------------------------------------------------------------------
   Consolidated                              544,353              497,402
-------------------------------------------------------------------------------
Operating Income(Loss)-
   Imaging & Solutions                        42,785               27,694
   Industrial Products                          (230)                (413)
   Other                                       1,068                 (819)
   Elimination                                     0                   (7)
   Unallocated expense                       (18,297)             (18,536)
-------------------------------------------------------------------------------
   Consolidated                               25,326                7,919
-------------------------------------------------------------------------------
Other, net                                   (10,186)              (4,568)
-------------------------------------------------------------------------------
Income before Income Taxes and Equity
  in Earnings of Affiliates                   15,140                3,351
-------------------------------------------------------------------------------

Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

(B) GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers are as follows:

                                                                Millions of Yen
-------------------------------------------------------------------------------
                                         Six months ended     Six months ended
                                        September 30, 2008   September 30, 2009
-------------------------------------------------------------------------------
Sales-
   Japan                                      483,817             421,689
   The Americas                               217,585             281,158
   Europe                                     288,710             226,146
   Other                                       75,815              59,798
-------------------------------------------------------------------------------
   Consolidated                             1,065,927             988,791
-------------------------------------------------------------------------------

                                                                Millions of Yen
-------------------------------------------------------------------------------
                                        Three months ended   Three months ended
                                        September 30, 2008   September 30, 2009
-------------------------------------------------------------------------------
Sales-
   Japan                                     249,948              214,950
   The Americas                              115,921              138,388
   Europe                                    140,039              112,396
   Other                                      38,445               31,668
-------------------------------------------------------------------------------
   Consolidated                              544,353              497,402
-------------------------------------------------------------------------------

(C) ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin. In addition to the disclosure requirements under ASC 280, "Segment Reporting" (former SFAS No.131), Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instrument and Exchange Law, which a Japanese public company is subject to.

                                                                Millions of Yen
-------------------------------------------------------------------------------
                                         Six months ended     Six months ended
                                        September 30, 2008   September 30, 2009
-------------------------------------------------------------------------------
Sales-
   Japan
          External customers                 499,654              430,319
          Intersegment                       236,933              179,609
-------------------------------------------------------------------------------
              Total                          736,587              609,928
-------------------------------------------------------------------------------
   The Americas
          External customers                 216,648              280,410
          Intersegment                         2,256                1,744
-------------------------------------------------------------------------------
              Total                          218,904              282,154
-------------------------------------------------------------------------------
   Europe
          External customers                 286,907              227,259

          Intersegment                                       1,486       1,128
-------------------------------------------------------------------------------
              Total                                        288,393     228,387
-------------------------------------------------------------------------------
  Other
          External customers                                62,718      50,803
          Intersegment                                      85,165      68,192
-------------------------------------------------------------------------------
              Total                                        147,883     118,995
-------------------------------------------------------------------------------
       Elimination of intersegment sales                  (325,840)   (250,673)
-------------------------------------------------------------------------------
  Consolidated                                           1,065,927     988,791
-------------------------------------------------------------------------------
Operating Income(Loss)-
   Japan                                                    47,717       7,972
   The Americas                                             (5,279)     (8,380)
   Europe                                                   20,153      11,689
   Other                                                     8,298       5,936
-------------------------------------------------------------------------------
       Elimination of intersegment sales                    (5,813)     (3,222)
-------------------------------------------------------------------------------
   Consolidated                                             65,076      13,995
-------------------------------------------------------------------------------
Other, net                                                  (6,201)     (7,229)
-------------------------------------------------------------------------------
Income before Income Taxes and Equity in
  Earnings of Affiliates                                    58,875       6,766
-------------------------------------------------------------------------------

                                                                            Millions of Yen
-------------------------------------------------------------------------------------------
                                                    Three months ended   Three months ended
                                                    September 30, 2008   September 30, 2009
-------------------------------------------------------------------------------------------
Sales-
   Japan
          External customers                              258,534              219,898
          Intersegment                                    113,562               89,099
-------------------------------------------------------------------------------------------
              Total                                       372,096              308,997
-------------------------------------------------------------------------------------------
   The Americas
          External customers                              115,363              137,754
          Intersegment                                      1,032                1,106
-------------------------------------------------------------------------------------------
              Total                                       116,395              138,860
-------------------------------------------------------------------------------------------
   Europe
          External customers                              138,651              112,743
          Intersegment                                        763                  524
-------------------------------------------------------------------------------------------
              Total                                       139,414              113,267
-------------------------------------------------------------------------------------------
   Other
          External customers                               31,805               27,007
          Intersegment                                     41,238               34,295
-------------------------------------------------------------------------------------------
              Total                                        73,043               61,302
-------------------------------------------------------------------------------------------
       Elimination of intersegment sales                 (156,595)            (125,024)
-------------------------------------------------------------------------------------------
   Consolidated                                           544,353              497,402
-------------------------------------------------------------------------------------------
Operating Income(Loss)-
   Japan                                                   21,641                5,382
   The Americas                                            (4,066)              (3,647)
   Europe                                                   8,484                6,431
   Other                                                    3,731                3,536
-------------------------------------------------------------------------------------------
       Elimination of intersegment sales                   (4,464)              (3,783)
-------------------------------------------------------------------------------------------
   Consolidated                                            25,326                7,919
-------------------------------------------------------------------------------------------

Other, net                                                               (10,186)   (4,568)
-------------------------------------------------------------------------------------------
Income before Income Taxes and Equity in Earnings of Affiliates           15,140     3,351
-------------------------------------------------------------------------------------------

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues for the six months and three months ended September 30, 2008 and 2009.

12. SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the six months and three months ended September 30, 2008 and 2009:

                                                         Millions of Yen
------------------------------------------------------------------------
                                  Six months ended     Six months ended
                                 September 30, 2008   September 30, 2009
------------------------------------------------------------------------
Research and development costs         63,247               55,990
Advertising costs                       7,999                4,551
Shipping and handling costs            11,495                8,553
------------------------------------------------------------------------

                                                         Millions of Yen
------------------------------------------------------------------------
                                 Three months ended   Three months ended
                                 September 30, 2008   September 30, 2009
------------------------------------------------------------------------
Research and development costs         31,449               28,711
Advertising costs                       4,659                2,570
Shipping and handling costs             5,671                4,287
------------------------------------------------------------------------

13. SUBSEQUENT EVENTS

There had been no significant subsequent event through November 10, 2009, which is the date the financial statements were issued.

Ricoh Company, Ltd. and Consolidated Subsidiaries

OTHER INFORMATION

The following information regarding interim dividend were resolved at the board meeting on October 27, 2009.

-------------------------------------------------------------
   Resolved date                             October 27, 2009
   Total amount of dividends (yen)             11,973,102,818
   Dividend per share of common stock (yen)             16.50
   Effective date and Payment starting date  December 1, 2009
-------------------------------------------------------------